RIGHTS OFFERING FOR SHARES OF
         SERIES B 20% CUMULATIVE REDEEMABLE CONVERTIBLE PREFERRED STOCK
                      AND WARRANTS TO PURCHASE COMMON STOCK
                    OF ATLANTIC GULF COMMUNITIES CORPORATION

                               _____________, 1997

To Our Clients:

         We are enclosing for your consideration a Prospectus dated August ___, 1997 describing the issuance to stockholders of record on June 20, 1997 of transferable rights ("Rights") to purchase at the subscription price units consisting of a share of Series B 20% Cumulative Redeemable Convertible Preferred Stock ("Series B Preferred Stock") and warrants to purchase two shares of Common Stock of Atlantic Gulf Communities Corporation (the "Company").

         Your attention is directed to the following:

o Stockholders will receive .10274 of a Right for each share of the Company's common stock ("Common Stock") held on the Record Date, June 20, 1997. No fractional Rights or cash in lieu thereof will be paid, and the number of Rights distributed to each holder of Common Stock will be rounded down to the nearest whole number that is a multiple of three.

o It is anticipated that the Rights will be quoted for trading on the NASDAQ National Market System until the close of business on the last National Market System trading day preceding the Expiration Date, as more fully described in the Prospectus. Rights may be purchased or sold through usual investment channels, including banks and brokers.

o Basic Subscription Privilege: One Right will entitle the holder to purchase one Unit consisting of one share of Series B Preferred Stock of the Company and Warrants to purchase two shares of Common Stock, at the subscription price of $10.00 per Unit. The Basic Subscription Privilege may be exercised only in an integral multiple of three Rights.

o Oversubscription Privilege: Any Record Date holder of Common Stock who fully exercises all rights issued to him is entitled to subscribe at the subscription price for Units that were not otherwise subscribed for during the basic subscription. However, if such oversubscriptions exceed the number of Units available, the Units available will be allocated among those who oversubscribed based on the number of Units subscribed for by such holder pursuant to the basic subscription privilege, as more fully described in the Prospectus.

o The expiration date of the Rights Offering is 5:00 p.m. New York City time, on August __, 1997.


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         Because we are the holder of record of Common Stock held in your
Account, we have received your Rights. We will exercise or sell your Rights only in accordance with your instructions. If you do not give us your instructions, your Rights will become valueless after the Expiration Date.

         Please forward your instructions to us immediately by completing the form on the reverse side. Your Rights will expire at 5:00 p.m. New York City time on August ___, 1997.